May 18, 2015

Mr. Michael Beer, President
Principal Funds, Inc.
Principal Financial Group
Des Moines, IA 50392-2080

Dear Mr. Beer:

Principal Management Corporation intends to purchase the following shares (the “Shares”):

Principal Funds, Inc. -	Purchase Amount	Shares Purchased
Tax-Exempt Bond Fund - Institutional Class	$10,000	1,367.989

Each share of the Tax-Exempt Bond Fund has a par value of $0.01 and a price of $7.31per share. In connection with such purchase, Principal Management Corporation represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL MANAGEMENT CORPORATION

By ___/s/ Adam U. Shaikh_________
Adam U. Shaikh
Counsel